

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

January 21, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Common Shares of Beneficial Interest of BLACKROCK HEALTH SCIENCES TRUST II, under the Exchange Act of 1934.

Sincerely,